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                                                                       Exhibit 5

                         [LETTERHEAD OF EXOGEN, INC.]



                                                                   July 30, 1999

Dear Stockholder:

   I am pleased to report that on July 25, 1999, Exogen, Inc. (the "Company") entered into a merger agreement with Smith & Nephew, Inc. and one of its subsidiaries that provides for the acquisition of the Company by Smith & Nephew Acquisition, Inc. at a price of $5.15 per share in cash. Under the terms of the proposed transaction, Smith & Nephew Acquisition, Inc. has made a tender offer for all outstanding shares of the Company's common stock at $5.15 per share in cash.

   Your Board of Directors has unanimously approved the merger agreement and the offer, and has determined that the terms of the offer and the merger are fair to and in the best interests of the Company's stockholders. Accordingly, the Board of Directors unanimously recommends that all Company stockholders accept the offer and tender their shares to Smith & Nephew Acquisition, Inc.

   In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion of U.S. Bancorp Piper Jaffray Inc., financial advisor to the Company, that the cash consideration of $5.15 per share to be received by the stockholders (other than Purchaser, Parent and their affiliates) pursuant to the offer and the merger is fair to the Company's stockholders from a financial point of view.

   Following the successful completion of the tender offer, upon approval by stockholder vote, if required, the Smith & Nephew, Inc. subsidiary and the Company will merge, and all Company shares not purchased in the offer will be converted into the right to receive $5.15 per share in cash in the merger.

   Accompanying this letter is a copy of the Company's
Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully.

   On behalf of the Board of Directors,

                                        Sincerely,
                                        /s/ Patrick A. McBrayer
                                        Patrick A. McBrayer
                                        President and Chief Executive Officer